Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED APPOINTMENT OF DIRECTOR

The Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”) has proposed to appoint Mr Zhang Jianhua as a director of the Company (the “Proposed Appointment”). The Proposed Appointment shall be approved by the shareholders of the Company (the “Shareholders”) by way of ordinary resolution at the 2016 extraordinary general meeting of the Company (the “EGM”).

The biographical details of Mr Zhang Jianhua are as follows:

ZHANG Jianhua, aged 51, is a director of the board and the general manager of China National Petroleum Corporation (the “CNPC”). Mr. ZHANG Jianhua is a senior engineer at the professor level with a doctoral degree. He has over 30 years working experience in PRC petroleum and chemical industry. He served as a deputy manager of Shanghai Gaoqiao Petrochemical Company of Sinopec Group from April 1999, a deputy manager of Sinopec Shanghai Gaoqiao Company from February 2000, the manager of Sinopec Shanghai Gaoqiao Company from September 2000, a vice president of China Petroleum & Chemical Corporation, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 00386) and Shanghai Stock Exchange (stock code: 600028) from April 2003, the director-general of the Production and Operation Management Department of China Petroleum & Chemical Corporation concurrently from November 2003, a senior vice president of China Petroleum & Chemical Corporation from March 2005, a director of the Board of China Petroleum & Chemical Corporation from May 2006, the chairman of the board of directors of Sinopec (Hong Kong) Limited concurrently from June 2007, and the chairman of the board of directors of Sinopec Engineering (Group) Co., Ltd., a company listed on The Stock Exchange of Hong Kong Limited (stock code: 02386) concurrently from October 2014, a director of the board and the general manager of CNPC from July 2016.

Save as disclosed above, as at the date of this announcement, Mr Zhang Jianhua (i) has not held any directorship in any other listed companies in the past three years; (ii) has no relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company; and (iii) has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no information on Mr Zhang Jianhua that needs to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor are there any other matters that need to be brought to the attention of the Shareholders.

If the Proposed Appointment is approved at the EGM, Mr Zhang Jianhua’s term of office will commence from the date when his appointment is approved at the EGM and expire on the date of the 2018 annual general meeting of the Company to be held in 2019. The director’s emolument of Mr Zhang Jianhua will be fixed by the Board pursuant to the authority granted by the Shareholders at the EGM.

The notice and circular of EGM containing, among others, the details of the Proposed Appointment will be dispatched to the Shareholders as soon as practicable.

By order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

Beijing, China

24 August 2016

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen and Mr Xu Wenrong as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.